No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2022.

Exhibit 2:

Notice Concerning Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 10, 2023

February 10, 2023

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2022

Tokyo, February 10, 2023 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2022.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2022 and December 31, 2022

	Yen (millions)
	Mar. 31, 2022	Dec. 31, 2022
Assets
Current assets:
Cash and cash equivalents	3,674,931	3,595,087
Trade receivables	896,768	839,340
Receivables from financial services	1,694,113	1,797,630
Other financial assets	217,743	382,727
Inventories	1,918,548	2,111,587
Other current assets	439,322	363,750

Total current assets	8,841,425	9,090,121

Non-current assets:
Investments accounted for using the equity method	967,404	963,507
Receivables from financial services	3,740,383	3,808,031
Other financial assets	819,654	854,897
Equipment on operating leases	5,159,129	4,816,342
Property, plant and equipment	3,079,407	3,177,995
Intangible assets	849,507	870,116
Deferred tax assets	91,592	98,882
Other non-current assets	424,652	462,700

Total non-current assets	15,131,728	15,052,470

Total assets	23,973,153	24,142,591

Liabilities and Equity
Current liabilities:
Trade payables	1,236,233	1,159,084
Financing liabilities	3,118,304	3,284,843
Accrued expenses	375,601	353,250
Other financial liabilities	236,900	363,636
Income taxes payable	96,116	91,947
Provisions	268,388	251,672
Other current liabilities	672,857	666,026

Total current liabilities	6,004,399	6,170,458

Non-current liabilities:
Financing liabilities	4,984,252	4,370,308
Other financial liabilities	282,083	291,652
Retirement benefit liabilities	282,054	290,351
Provisions	253,625	246,611
Deferred tax liabilities	990,754	942,800
Other non-current liabilities	403,440	427,347

Total non-current liabilities	7,196,208	6,569,069

Total liabilities	13,200,607	12,739,527

Equity:
Common stock	86,067	86,067
Capital surplus	185,495	185,579
Treasury stock	(328,309)	(418,051)
Retained earnings	9,539,133	9,908,565
Other components of equity	990,438	1,338,798

Equity attributable to owners of the parent	10,472,824	11,100,958
Non-controlling interests	299,722	302,106

Total equity	10,772,546	11,403,064

Total liabilities and equity	23,973,153	24,142,591

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2021 and 2022

	Yen (millions)
	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022
Sales revenue	10,677,013	12,523,490
Operating costs and expenses:
Cost of sales	(8,486,750)	(10,045,494)
Selling, general and administrative	(955,247)	(1,142,140)
Research and development	(563,371)	(601,913)

Total operating costs and expenses	(10,005,368)	(11,789,547)

Operating profit	671,645	733,943

Share of profit of investments accounted for using the equity method	157,034	148,887
Finance income and finance costs:
Interest income	18,737	48,023
Interest expense	(9,669)	(25,214)
Other, net	7,491	(46,262)

Total finance income and finance costs	16,559	(23,453)

Profit before income taxes	845,238	859,377
Income tax expense	(229,035)	(225,503)

Profit for the period	616,203	633,874

Profit for the period attributable to:
Owners of the parent	582,169	583,169
Non-controlling interests	34,034	50,705

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	337.92	342.38

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2021 and 2022

	Yen (millions)
	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022
Profit for the period	616,203	633,874
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	(12)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	78,760	(34,472)
Share of other comprehensive income of investments accounted for using the equity method	113	(1,428)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(97)	(817)
Exchange differences on translating foreign operations	219,152	345,693
Share of other comprehensive income of investments accounted for using the equity method	43,385	41,495

Total other comprehensive income, net of tax	341,313	350,459

Comprehensive income for the period	957,516	984,333

Comprehensive income for the period attributable to:
Owners of the parent	918,110	931,267
Non-controlling interests	39,406	53,066

Condensed Consolidated Statements of Income

For the three months ended December 31, 2021 and 2022

	Yen (millions)
	Three months ended Dec. 31, 2021	Three months ended Dec. 31, 2022
Sales revenue	3,688,785	4,438,186
Operating costs and expenses:
Cost of sales	(2,924,975)	(3,539,583)
Selling, general and administrative	(329,644)	(397,362)
Research and development	(204,717)	(220,750)

Total operating costs and expenses	(3,459,336)	(4,157,695)

Operating profit	229,449	280,491

Share of profit of investments accounted for using the equity method	49,788	65,941
Finance income and finance costs:
Interest income	7,657	22,998
Interest expense	(3,241)	(9,564)
Other, net	1,189	(16,320)

Total finance income and finance costs	5,605	(2,886)

Profit before income taxes	284,842	343,546
Income tax expense	(77,240)	(78,411)

Profit for the period	207,602	265,135

Profit for the period attributable to:
Owners of the parent	192,960	244,655
Non-controlling interests	14,642	20,480

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	112.42	144.49

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2021 and 2022

	Yen (millions)
	Three months ended Dec. 31, 2021	Three months ended Dec. 31, 2022
Profit for the period	207,602	265,135
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	(1)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	20,742	(6,737)
Share of other comprehensive income of investments accounted for using the equity method	(1,207)	(319)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(79)	76
Exchange differences on translating foreign operations	182,103	(572,014)
Share of other comprehensive income of investments accounted for using the equity method	16,709	(27,653)

Total other comprehensive income, net of tax	218,268	(606,648)

Comprehensive income for the period	425,870	(341,513)

Comprehensive income for the period attributable to:
Owners of the parent	403,390	(345,614)
Non-controlling interests	22,480	4,101

[3] Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the period
Profit for the period				582,169		582,169	34,034	616,203
Other comprehensive income, net of tax					335,941	335,941	5,372	341,313

Total comprehensive income for the period				582,169	335,941	918,110	39,406	957,516
Reclassification to retained earnings				(39)	39	—		—
Transactions with owners and other
Dividends paid				(188,402)		(188,402)	(43,148)	(231,550)
Purchases of treasury stock			(62,756)			(62,756)		(62,756)
Disposal of treasury stock			442			442		442
Share-based payment transactions		(174)				(174)		(174)
Equity transactions and others		13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other		13,505	(54,657)	(188,402)		(229,554)	(64,484)	(294,038)

Balance as of December 31, 2021	86,067	185,554	(328,443)	9,294,994	532,690	9,770,862	265,455	10,036,317

For the nine months ended December 31, 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

Comprehensive income for the period
Profit for the period				583,169		583,169	50,705	633,874
Other comprehensive income, net of tax					348,098	348,098	2,361	350,459

Total comprehensive income for the period				583,169	348,098	931,267	53,066	984,333
Reclassification to retained earnings				(262)	262	—		—
Transactions with owners and other
Dividends paid				(213,475)		(213,475)	(50,682)	(264,157)
Purchases of treasury stock			(90,005)			(90,005)		(90,005)
Disposal of treasury stock			263			263		263
Share-based payment transactions		84				84		84

Total transactions with owners and other		84	(89,742)	(213,475)		(303,133)	(50,682)	(353,815)

Balance as of December 31, 2022	86,067	185,579	(418,051)	9,908,565	1,338,798	11,100,958	302,106	11,403,064

[4] Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2021 and 2022

	Yen (millions)
	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022
Cash flows from operating activities:
Profit before income taxes	845,238	859,377
Depreciation, amortization and impairment losses excluding equipment on operating leases	457,989	536,890
Share of profit of investments accounted for using the equity method	(157,034)	(148,887)
Finance income and finance costs, net	(42,769)	(62,159)
Interest income and interest costs from financial services, net	(119,818)	(113,821)
Changes in assets and liabilities
Trade receivables	100,704	65,377
Inventories	(200,804)	(118,123)
Trade payables	(58,880)	(122,455)
Accrued expenses	(136,753)	(40,187)
Provisions and retirement benefit liabilities	(131,115)	(42,037)
Receivables from financial services	321,333	191,359
Equipment on operating leases	620	653,490
Other assets and liabilities	(35,454)	109,352
Other, net	(7,053)	(4,953)
Dividends received	110,049	147,089
Interest received	179,173	230,642
Interest paid	(69,296)	(102,890)
Income taxes paid, net of refunds	(108,326)	(325,308)

Net cash provided by operating activities	947,804	1,712,756
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(198,762)	(386,751)
Payments for additions to and internally developed intangible assets	(126,575)	(120,711)
Proceeds from sales of property, plant and equipment and intangible assets	16,057	14,740
Payments for acquisitions of investments accounted for using the equity method	—	(10,340)
Payments for acquisitions of other financial assets	(409,524)	(468,123)
Proceeds from sales and redemptions of other financial assets	337,025	386,494

Net cash used in investing activities	(381,779)	(584,691)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	5,863,983	6,782,961
Repayments of short-term financing liabilities	(6,106,635)	(6,364,866)
Proceeds from long-term financing liabilities	1,229,804	482,029
Repayments of long-term financing liabilities	(1,328,446)	(1,817,099)
Dividends paid to owners of the parent	(188,402)	(213,475)
Dividends paid to non-controlling interests	(41,722)	(40,214)
Purchases and sales of treasury stock, net	(62,314)	(89,742)
Repayments of lease liabilities	(58,406)	(58,406)

Net cash used in financing activities	(692,138)	(1,318,812)
Effect of exchange rate changes on cash and cash equivalents	58,544	110,903

Net change in cash and cash equivalents	(67,569)	(79,844)
Cash and cash equivalents at beginning of year	2,758,020	3,674,931

Cash and cash equivalents at end of period	2,690,451	3,595,087

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

Segment information based on products and services

As of and for the nine months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,602,096	6,668,657	2,114,335	291,925	10,677,013	—	10,677,013
Intersegment	—	155,020	2,124	17,041	174,185	(174,185)	—

Total	1,602,096	6,823,677	2,116,459	308,966	10,851,198	(174,185)	10,677,013

Segment profit (loss)	232,395	188,547	258,149	(7,446)	671,645	—	671,645

Segment assets	1,465,871	8,795,380	10,914,940	385,776	21,561,967	687,812	22,249,779
Depreciation and amortization	49,127	381,128	661,252	12,728	1,104,235	—	1,104,235
Capital expenditures	30,189	287,082	1,639,003	10,501	1,966,775	—	1,966,775

As of and for the nine months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,202,355	7,723,596	2,261,049	336,490	12,523,490	—	12,523,490
Intersegment	—	135,426	1,653	20,389	157,468	(157,468	—

Total	2,202,355	7,859,022	2,262,702	356,879	12,680,958	(157,468)	12,523,490

Segment profit (loss)	376,535	112,934	220,371	24,103	733,943	—	733,943

Segment assets	1,549,384	9,754,332	11,120,960	465,635	22,890,311	1,252,280	24,142,591
Depreciation and amortization	49,966	440,624	695,034	13,906	1,199,530	—	1,199,530
Capital expenditures	33,651	500,630	1,125,920	8,987	1,669,188	—	1,669,188

For the three months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	578,366	2,333,388	671,777	105,254	3,688,785	—	3,688,785
Intersegment	—	55,365	834	6,008	62,207	(62,207)	—

Total	578,366	2,388,753	672,611	111,262	3,750,992	(62,207)	3,688,785

Segment profit (loss)	84,258	71,443	81,335	(7,587)	229,449	—	229,449

For the three months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	789,673	2,803,404	733,134	111,975	4,438,186	—	4,438,186
Intersegment	—	51,684	472	8,814	60,970	(60,970)	—

Total	789,673	2,855,088	733,606	120,789	4,499,156	(60,970)	4,438,186

Segment profit (loss)	151,760	49,366	67,322	12,043	280,491	—	280,491

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2021 and 2022 amounted to JPY 847,711 million and JPY 1,418,600 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,713,992	5,681,155	440,255	2,400,719	440,892	10,677,013	—	10,677,013
Inter-geographic areas	1,506,703	341,172	89,067	491,398	7,479	2,435,819	(2,435,819)	—

Total	3,220,695	6,022,327	529,322	2,892,117	448,371	13,112,832	(2,435,819)	10,677,013

Operating profit (loss)	26,663	414,075	17,764	232,250	18,642	709,394	(37,749)	671,645

Assets	5,250,120	12,310,903	553,219	3,491,191	505,794	22,111,227	138,552	22,249,779
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,006,685	5,196,501	55,887	667,201	133,948	9,060,222	—	9,060,222

As of and for the nine months ended December 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,782,790	6,579,359	462,650	3,087,127	611,564	12,523,490	—	12,523,490
Inter-geographic areas	1,637,726	378,038	20,632	590,728	4,153	2,631,277	(2,631,277)	—

Total	3,420,516	6,957,397	483,282	3,677,855	615,717	15,154,767	(2,631,277)	12,523,490

Operating profit (loss)	117,535	242,296	10,743	319,044	45,786	735,404	(1,461)	733,943

Assets	5,343,485	13,068,508	626,675	3,705,885	640,052	23,384,605	757,986	24,142,591
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,936,517	5,296,689	46,749	674,213	170,065	9,124,233	—	9,124,233

For the three months ended December 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	607,190	1,849,299	122,244	949,803	160,249	3,688,785	—	3,688,785
Inter-geographic areas	514,470	104,766	8,779	181,501	2,340	811,856	(811,856)	—

Total	1,121,660	1,954,065	131,023	1,131,304	162,589	4,500,641	(811,856)	3,688,785

Operating profit (loss)	11,614	134,619	4,897	98,383	1,575	251,088	(21,639)	229,449

For the three months ended December 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	638,188	2,362,914	156,707	1,070,673	209,704	4,438,186	—	4,438,186
Inter-geographic areas	597,436	132,009	7,103	211,446	1,474	949,468	(949,468)	—

Total	1,235,624	2,494,923	163,810	1,282,119	211,178	5,387,654	(949,468)	4,438,186

Operating profit (loss)	36,800	98,281	3,053	116,304	16,250	270,688	9,803	280,491

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2021 and 2022 amounted to JPY 847,711 million and JPY 1,418,600 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on February 10, 2023, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

1. Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2. Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 25,000,000 shares (1.5 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70,000 million yen

(4)	Period of acquisition:

Starting on February 13, 2023 and ending on April 30, 2023

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[7] Forecast for the Fiscal Year Ending March 31, 2023

	Yen (billions)
	FY 2022 results	FY 2023 forecasts	Change (%)
Sales revenue	14,552.6	17,250.0	18.5
Operating profit	871.2	870.0	- 0.1
Profit before income taxes	1,070.1	1,080.0	0.9
Profit for the year	760.7	795.0	4.5
Profit for the year attributable to owners of the parent	707.0	725.0	2.5

	Yen
	FY 2022 results	FY 2023 forecasts
Earnings per share attributable to owners of the parent Basic and diluted	411.09	427.59

[8] Dividend per Share of Common Stock

	FY 2022	FY 2023
	Results	Results	Forecasts
Interim dividend (yen)	55.00	60.00
Year-end dividend (yen)	65.00		60.00
Total annual dividend (yen)	120.00		120.00

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[Translation]

             February 10, 2023

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 10, 2023, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 25,000,000 shares (1.5 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70 billion yen

(4)	Period of acquisition:

Starting on February 13, 2023 and ending on April 30, 2023

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Reference:	The Company’s treasury stock held as of December 31, 2022

Total number of issued shares (excluding treasury stock):	1,683,960,364 shares
Total number of treasury stock:	127,468,066 shares